**KMB: Kumba Resources Limited - Renewal of cauti...**

Kumba Resources Limited - Renewal of cautionary announcement
Kumba Resources Limited
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: KMB
ISIN: ZAE000034310
(Kumba)

RENEWAL OF CAUTIONARY ANNOUNCEMENT

Further to the cautionary announcement published on 24 March 2006 relating to the proposed empowerment transaction (the Transaction), Kumba shareholders are advised that good progress has been made in finalising the agreements required to implement the Transaction. The final date of dispatch of a circular to shareholders setting out the final terms of the Transaction and convening a general meeting of shareholders to consider the Transaction will be determined once the legal agreements have been finalised.

Accordingly, Kumba shareholders are advised to continue exercising caution when dealing in their Kumba shares until such time as a further announcement is published.

Enquiries:
Trevor Arran
General Manager: Corporate Affairs & Investor Relations
Tel: +27 12 307 3292
Mobile: +27 83 609 1444



Pretoria
5 May 2006
Sponsor
J.P.Morgan Equities Limited

Date: 05/05/2006 08:00:11 AM Produced by the JSE SENS Department

**05/05/2006 Source: JSE NEWS SERVICE**